Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Barclays Autocallable Notes InvestorSolutions America Free Writing Prospectus (To Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022) Filed Pursuant to Rule 433 Registration No. 333-265158 August 21, 2024

Contents Introduction to Structured Notes 03 What is an Autocallable Note and how does it work? 04 Accumulating Coupon Autocallable Notes 05 Constant Coupon Autocallable Notes 06 How does an Autocallable Note perform? 07 Risk Factors & Disclaimers 09

Structured Investments Introduction Intoday'shighlydynamicmarketenvironmenta growing number of investors are seeking different strategies to help meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, foreign currencies and various market indices. Structured Investments may be one tool that investors can use to try to achieve these goals. Structured Investments may be designed to help investors meet these investment objectives and provide greater diversification1 to their investment portfolios. The most common are structured notes, which consist of a debt security linked to the performance of a reference asset. The reference asset may be an equity security, equity index, commodity, commodity index, foreign currency exchange rate or a basket of the foregoing. Different Structured Investments may be designed to help investors try to reach various goals, including minimizing the loss of their initial investment2, generating higher yields or participating in enhanced returns. An investment in a Structured Investment involves certain risks. Please see “Certain risk considerations” in this presentation. 1Diversification does not protect against loss. Structured Investments of the same issuer expose the investor to the same credit risk. 2Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

What is an Autocallable Note and how does it work?

An **Autocallable note**[1] is a structured investment that aims to provide exposure to the performance of a specific reference asset or a basket of reference assets, with a contingent coupon feature.

An Autocallable note would be called prior to maturity if the reference asset is at or above its initial level on a specified observation date. The investor would receive the principal amount of their investment plus the pre-determined coupon and the Autocallable note would be redeemed early.

Autocallable notes may be linked to common stocks, American Depositary shares (ADss), baskets of stocks, stock market indices, or other asset classes.

Autocallable notes are designed for investors with a moderately "bullish" view of the market for the relevant underlying reference asset

Autocallable Note Features

Potential for enhanced yield

Autocallable notes are designed to pay a coupon that may be higher than the coupon an investor would generally receive on a fixed income security with a comparable maturity. However, the reference asset must close at or above a pre-determined level on the relevant specified observation date in order for the Autocallable note to pay a coupon.

Downside protection

If the principal amount of the notes is be contingently protected, a downside protection feature such as a barrier or a buffer can be added:

Barrier / Autocall :

- An Autocall Level is a percentage of the reference asset, depending on the terms of the specific Autocallable note on launch date. An Autocall event occurs when all underlyings close at or above the Autocall level on an observation date. In such case, the product will mature early, and investors will receive back their full initial capital.

Buffer / Buffer Percentage:

- A Buffer is a percentage of the reference asset (depending on the terms of the specific Autocallable note) that will protect the principal investment against a decline. If the performance of the reference asset, as of the final valuation date, has declined below the specified "buffer percentage", investors with contingent protection can lose a portion of or all of their original investment in the Autocallable notes.

Unlike a direct investment in the reference asset, the appreciation potential in Autocallable notes is limited to the coupon amount.

The investor will never participate in the gains of the reference asset.

[1] Autocallable Notes are issued by Barclays Bank PLC and are subject to the creditworthiness of the issuer. All capital repayments only applies at maturity. Additionally Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

Autocallable Notes Brochure

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Contingent Coupon Autocallable Notes

- Constant coupon Autocallable notes seek to provide investors with the opportunity for an enhanced yield.
- The reference asset must close above the coupon level on the relevant specified observation date in order for the investor to receive the coupon.
- However, if the reference asset closes above its initial level on the relevant specified observation date, the investor would then receive the principal amount of their investment plus the coupon and the Autocallable note would be called.
- This Autocallable note structure typically has a "buffer percentage" to mitigate the potential loss of principal in the event there is a decline in the value of the reference asset.
- If, as of the specified valuation date, the value of the reference asset has declined below the protection level, investors will be exposed to a loss of principal.

Hypothetical Example [1,2]

Reference Asset	ABC Index
Tenor	2 Year
Autocallable	Semi-annually
Semi-Annual Coupon	5.00%
Coupon Level	75% of the initial index level observed on each observation date
Protection Level	75% of the initial index level European-style barrier[3]
Buffer Percentage	25%

Initial index level equals the index closing level on the trade date.

Figure 1: Payoff at maturity



Coupon
Payment at Maturity
Observation Period:
2
1
[10.00%]
[5.00%]
Protection Level
-80%
of the initial
index level
Performance of the
Reference Asset

Hypothetical possibilities of payout prior to maturity[2]:

- If the index closes at or above the coupon level but below its initial level on an observation date, the investor would receive the semi-annual coupon, or
- If the index closes below the coupon level on an observation date, the investor would not receive any coupon payment, or
- If the index closes above its initial level on an observation date, the investor would receive the principal amount of their investment plus the semi-annual coupon and the Autocallable note would be called

OTHERWISE

- If the index closes at or above the coupon level and protection level on the final valuation date, the investor would receive the principal amount of their investment plus the semi-annual coupon, or
- If the index closes below the coupon level, but above the protection level on the final valuation date, the investor would receive the principal amount of their investment, but would not receive any coupon payment, or
- If the index closes below the protection level on the final valuation date (i.e., the index has declined by more than 25% relative to the initial index level) the investor would receive the principal amount of their investment multiplied by the index performance, and as a result would lose some or the entire principal amount of their original investment.

Index Performance is defined as:

$$\frac{\text{Final Index Level}}{\text{Initial Index Level}}$$

The sample notes shown above are for illustrative purposes only and are not an offer to sell or a solicitation of offers to buy any such notes.

[1] Autocallable Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Autocallable Notes prior to maturity.

[2] Any payment on Autocallable Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

[3] The barrier level is observed on the final valuation date.

Autocallable Notes Brochure
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How does an Autocallable Note perform? Hypothetical Example1: Contingent Coupon Autocallable Notes linked to XYZ Index with a 1-year tenor, observed semi- annually, annual coupon of 20.00% (10.00% semi-annually) and a European style protection level (i.e. the protection level is observed only on the final valuation date) of 75% (25% buffer percentage) and a coupon level of 75% of the initial index level and a principal amount of $1,000. 1-year Constant Autocallable Note Linked To ABC Index Hypothetical Scenario Investor would recei... Yes Yes No No Yes Yes No No The sample notes shown above are for illustrative purposes only and are not an offer to sell or a solicitation of offers to buy any such notes. 1 Any payment on Autocallable Notes, including any principal protection feature provided at maturity, is subject to thecreditworthiness of the issuer. In addition Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

Risk Factors THESE RISK FACTORS HIGHLIGHT ONLY SOME OF THE RISKS OF THE PRODUCT DESCRIBED IN THIS DOCUMENT (THE “PRODUCT”) AND MUST BE READ IN CONJUNCTION WITH THE RISK FACTOR SECTIONS IN THE REGISTRATION STATEMENT (INCLUDING THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT AND ANY ACCOMPANYING PRODUCT SUPPLEMENT) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS MUST BE CAPABLE OF ASSESSING AND UNDERSTANDING THE RISKS OF INVESTING IN THE PRODUCT. WHERE A POTENTIAL INVESTOR DOES NOT UNDERSTAND OR WOULD LIKE FURTHER INFORMATION ON THE RISKS OF THE PRODUCT, THE POTENTIAL INVESTOR SHOULD SEEK PROFESSIONAL ADVICE BEFORE MAKING ANY INVESTMENT DECISION. NO GOVERNMENT OR OTHER PROTECTION THIS PRODUCT IS NOT PROTECTED BY THE FINANCIAL SERVICES COMPENSATION SCHEME or any other government or private protection scheme. BARCLAYS FINANCIAL STANDING INVESTORS ARE EXPOSED TO BARCLAYS' FINANCIAL STANDING. If Barclays becomes insolvent, Barclays may not be able to make any payments under the Product and investors may lose their capital invested in the Product. A decline in Barclays' financial standing is likely to reduce the market value of the Product and therefore the price an investor may receive for the Product if they sell it in the market. CREDIT RATINGS CREDIT RATINGS MAY BE LOWERED OR WITHDRAWN WITHOUT NOTICE. A rating is not a recommendation as to Barclays' financial standing or an evaluation of the risks of the Product. VOLATILITY THE PERFORMANCE OF THIS PRODUCT MAY CHANGE UNPREDICTABLY. This unpredictable change is known as “volatility” and may be influenced by the performance of any Underlying Asset as well as external factors including financial, political and economic events and other market conditions. CAPITAL AT RISK THE CAPITAL INVESTED IN THIS PRODUCT IS AT RISK. Investors may receive back less than the capital invested in the Product. CAPITAL AT RISK ON EARLY REDEMPTION / CANCELLATION THE PRODUCT MAY BE REDEEMED BEFORE ITS SCHEDULED Redemption Date. IF THE PRODUCT IS REDEEMED EARLY, INVESTORS MAY RECEIVE BACK LESS THAN THEIR ORIGINAL INVESTMENT IN THE PRODUCT, OR EVEN ZERO. The amount payable to an investor on an early redemption may factor in Barclays' costs of terminating hedging and funding arrangements associated with the Product. SELLING RISK AN INVESTOR MAY NOT BE ABLE TO FIND A BUYER FOR THE PRODUCT SHOULD THE INVESTOR WISH TO SELL THE PRODUCT. If a buyer can be found, the price offered by that buyer may be lower than the price that an investor paid for the Product or the amount an investor would otherwise receive at the maturity of the Product. BAIL-IN RISK The EU Directive establishing a framework for the recovery and resolution of credit institutions and investment firms (the "BRRD") was published in the EU Official Journal on 12 June 2014. The BRRD gives certain powers under a "bail-in tool" to national supervisory authorities with respect to certain institutions (which could include the Issuer) in circumstances where a national supervisory authority has determined that such an institution is likely to fail. In the United Kingdom, the majority of the requirements of the BRRD have been implemented into national law in the Banking Act, including the introduction of the bail-in tool as of 1 January 2015. The Banking Act confers substantial powers on a number of UK authorities designed to enable them to take a range of actions in relation to UK banks and certain of their Affiliates in the event a bank in the same group is considered to be failing or likely to fail. This bail-in tool includes the ability to cancel all or part of the principal and/or interest of any unsecured liabilities or to convert certain debt claims into equity or other securities of the issuer or another person. These powers could be exercised in respect of the Securities. As a result, the exercise of any resolution power or any suggestion of any such exercise could materially adversely affect the value of the Securities and could lead to the investor losing some or all of the value of the investment in the Securities. NO INVESTMENT IN OR RIGHTS TO UNDERLYING ASSETS AN INVESTMENT IN THE PRODUCT IS NOT THE SAME AS AN INVESTMENT IN THE UNDERLYING ASSETS REFERENCED BY THE PRODUCT. An investor in the Product has no ownership of, or rights to, the Underlying Assets referenced by the Product. The market value of the Product may not reflect movements in the price of such Underlying Assets. Payments made under the Product may differ from payments made under the Underlying Assets. ADJUSTMENTS THE TERMS OF THE PRODUCT MAY BE ADJUSTED BY BARCLAYS UPON CERTAIN EVENTS TAKING PLACE WHICH IMPACT THE UNDERLYING ASSETS. SMALL HOLDINGS SMALL HOLDINGS MAY NOT BE TRANSFERABLE. Where the Product terms specify a minimum tradable amount, investors will not be able to sell the Product unless they hold at least such minimum tradable amount. INTEREST RATE RISK INVESTORS IN THE PRODUCT WILL BE EXPOSED TO INTEREST RATE RISK. Changes in interest rates will affect the performance and value of the Product. Interest rates may change suddenly and unpredictably. PAYMENTS PAYMENTS FROM BARCLAYS MAY BE SUBJECT TO DEDUCTIONS FOR TAX, DUTY, WITHHOLDING OR OTHER PAYMENTS REQUIRED BY LAW. OVER-ISSUANCE THE ISSUER MAY ISSUE MORE SECURITIES THAN THOSE WHICH ARE TO BE INITIALLY SUBSCRIBED OR PURCHASED BY INVESTORS. The Issuer (or the Issuer's Affiliates) may hold such Securities for the purpose of meeting any future investor interest or to satisfy market making requirements. Prospective investors in the Securities should not regard the issue size of any Series as indicative of the depth or liquidity of the market for such Series or of the demand for such Series. OTHER RISKS THIS DOCUMENT CANNOT DISCLOSE ALL POSSIBLE RISKS OF THE PRODUCT. Before investing, investors must be satisfied that they have sufficient information and understand the risks related to the Product so as to make an informed investment decision. If investors are uncertain as to whether they have sufficient information, they should seek independent professional advice before investing. FOREIGN EXCHANGE RISK INVESTORS ARE EXPOSED TO FOREIGN EXCHANGE RISK. Foreign exchange rates may change suddenly and unpredictably. Changes in the exchange rate between an investor's home currency and the Product currency or settlement currency may impact the performance of the Product and an investor's return. LEVERAGE THIS PRODUCT MAY BECOME LEVERAGED. Leverage increases the investor's exposure to the underlying assets referenced by the Product and amplifies the investor's losses and gains. INTERACTION RISK THIS PRODUCT COMBINES DIFFERENT FINANCIAL COMPONENTS AND EXPOSURES WHICH MAY INTERACT UNPREDICTABLY AND COULD AFFECT THE PERFORMANCE OF THE PRODUCT. MINIMUM SCHEDULED REDEMPTION AMOUNT If the Securities provide for a minimum scheduled redemption amount payable at maturity, it is possible that such amount may be less than the original invested amount. If investors acquire the Securities (whether on issuance or in the secondary market) for an amount that is higher than the minimum scheduled redemption amount, they risk losing the difference between the price paid for the Securities and the minimum scheduled redemption amount at maturity. Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offerings of the securities identified in this communication. Before you invest, you should read the base prospectus dated May 23, 2022, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov.

Disclaimers BARCLAYS This communication has been prepared by Barclays. “Barclays” means any entity within the Barclays Group of companies, where “Barclays Group” means Barclays Bank PLC, Barclays PLC, Barclays Bank Ireland PLC and any of their subsidiaries, affiliates, ultimate holding company and any subsidiaries or affiliates of such holding company. CONFLICTS OF INTEREST BARCLAYS IS A FULL SERVICE INVESTMENT BANK. In the normal course of offering investment banking products and services to clients, Barclays may act in several capacities (including issuer, market maker and/or liquidity provider, underwriter, distributor, index sponsor, swap counterparty and calculation agent) simultaneously with respect to a product, giving rise to potential conflicts of interest which may impact the performance of a product. NOT RESEARCH This document is from a Barclays Trading and/or Distribution desk and is not a product of the Barclays Research department. Any views expressed may differ from those of Barclays Research. BARCLAYS POSITIONS Barclays may at any time acquire, hold or dispose of long or short positions (including hedging and trading positions) and trade or otherwise effect transactions for their own account or the account of their customers in the products referred to herein which may impact the performance of a product. FOR INFORMATION ONLY THIS COMMUNICATION IS PROVIDED FOR INFORMATION PURPOSES ONLY AND IT IS SUBJECT TO CHANGE. IT IS INDICATIVE ONLY AND IS NOT BINDING. NO OFFER Barclays is not offering to sell or seeking offers to buy any product or enter into any transaction. Any offer or entry into any transaction requires Barclays' subsequent formal agreement which will be subject to internal approvals and execution of binding transaction documents. NO LIABILITY Neither Barclays nor any of its directors, officers, employees, representatives or agents, accepts any liability whatsoever for any direct, indirect or consequential losses (in contract, tort or otherwise) arising from the use of this communication or its contents or reliance on the information contained herein, except to the extent this would be prohibited by law or regulation. NO ADVICE Barclays is acting solely as principal and not as fiduciary. Barclays does not provide, and has not provided, any investment advice or personal recommendation to you in relation to the transaction and/or any related securities described herein and is not responsible for providing or arranging for the provision of any general financial, strategic or specialist advice, including legal, regulatory, accounting, model auditing or taxation advice or services or any other services in relation to the transaction and/or any related securities described herein. Accordingly Barclays is under no obligation to, and shall not, determine the suitability for you of the transaction described herein; your individual circumstances have not been assessed. You must determine, on your own behalf or through independent professional advice, the merits, terms, conditions and risks of the transaction described herein. THIRD PARTY INFORMATION Barclays is not responsible for information stated to be obtained or derived from third party sources or statistical services. PAST & SIMULATED PAST PERFORMANCE Any past or simulated past performance including back-testing, modelling or scenario analysis contained herein is no indication as to future performance. No representation is made as to the accuracy of the assumptions made within, or completeness of, any modelling, scenario analysis or back-testing. OPINIONS SUBJECT TO All opinions and estimates are given as of the date hereof and are subject to change. The value of any CHANGE investment may also fluctuate as a result of market changes. Barclays is not obliged to inform the recipients of this communication of any change to such opinions or estimates. IMPORTANT DISCLOSURES For important regional disclosures you must read, visit the link relevant to your region. Please contact your Barclays representative if you are unable to access. EMEA https://www.home.barclays/disclosures/important-emea-disclosures.html. APAC https://www.home.barclays/disclosures/important-apac-disclosures.html. U.S. https://www.home.barclays/disclosures/important-us-disclosures.html. CONFIDENTIAL This communication is confidential and is for the benefit and internal use of the recipient for the purpose of considering the securities/transaction described herein, and no part of it may be reproduced, distributed or transmitted without the prior written permission of Barclays. ABOUT BARCLAYS Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC, Barclays Bank Ireland PLC and certain other subsidiaries and affiliates. The key details of each relevant Barclays entity are set out below and will apply, as relevant, to your legal and/or regulatory relationship with Barclays: Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority and is a member of the London Stock Exchange. Barclays Bank PLC is registered in England No. 1026167 with its registered office at 1 Churchill Place, London E14 5HP. COPYRIGHT © Copyright Barclays 2024 (all rights reserved).